SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

SCOOP MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

809137-102
(CUSIP Number)

Conn Flanigan
P. O Box 61037
Denver, CO 80206 (303) 894-7971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XPRESS GROUP, LTD., AND FAI H. CHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG, HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000; SEE ITEM 5 OF ATTACHED SCHEDULE
	8	SHARED VOTING POWER 5,500,000; SEE ITEM 5 OF ATTACHED SCHEDULE
	9	SOLE DISPOSITIVE POWER 5,500,000; SEE ITEM 5 OF ATTACHED SCHEDULE
	10	SHARED DISPOSITIVE POWER 5,500,000; SEE ITEM 5 OF ATTACHED SCHEDULE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000; SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.7%; SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON* XPRESS GROUP, LTD. IS “CO”; MR. FAI H. CHAN IS “IN”

SCHEDULE 13D

ITEM 1.

SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Scoop Media, Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Scoop Media, Inc.

24/F Wyndham Place

40-44 Wyndham Street

Central, Hong Kong, PRC

ITEM 2.

IDENTITY AND BACKGROUND

The reporting persons are Xpress Group, Ltd. and Fai H. Chan.

I.

(a)

Xpress Group, Ltd.

(b)

The principal office address of Xpress Group, Ltd. is 24/F Wyndham Place,

40-44 Wyndham Street, Central, Hong Kong, PRC.

(c)

The principal business of Xpress Group, Ltd. is investment.

(d)

During the last five years, Xpress Group, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Xpress Group, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)

Xpress Group, Ltd. is a British Virgin Island limited company.

II.

(a)

Fai H. Chan, shareholder of Xpress Group, Ltd.

(b)

The principal office address of Fai H. Chan is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong, PRC.

(c)

The principal occupation of Fai Chan is Director of Xpress Group, Ltd.

(d)

During the last five years, Fai Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Fai Chan has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)

Fai Chan is a citizen of Hong Kong.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September, 2013, Xpress Group, Ltd. agreed to purchase an aggregate of 5,500,000 common shares of the Issuer from Yukon Industries, Inc.  Xpress Group Ltd.  purchased these common shares for $55,000.00 or $0.01 per share.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of this transaction between the Issuer and Xpress Group, Ltd. was to acquire a controlling interest in the Issuer.

Xpress Group, Ltd.:

(a)

does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)

does not have any plans or proposals for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)

as part of the transaction, the Issuer appointed Conn Flanigan as a Director and accepted the resignation of Awais Khan and Richard Lee;

(e)

does not plan to increase authorized capital;

(f)

does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)

does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

Xpress Group, Ltd.

Pursuant to the reported transaction Xpress Group, Ltd. will receive 5,500,000 common shares of the Issuer, which will constitute approximately 68.7% of the outstanding common chares of the Issuer. The purchase price per share is $0.01.

Fai H. Chan is a shareholder and a director of Xpress Group, Ltd. and therefore may be considered a beneficial owner of the shares detailed here in Item 5.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

(a)

Agreement to File one Statement on Schedule 13D.

(b)

Share Purchase Agreement dated September 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2013

/s/ Xpress Group, Ltd.

Xpress Group, Ltd.

/s/ Fai H. Chan

Fai H. Chan

Exhibit 7(a)

Agreement to File One Statement on Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the under signed agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

Date:  October 9, 2013

/s/ Xpress Group, Ltd.

Xpress Group, Ltd.

/s/ Fai H. Chan

Fai H. Chan

Exhibit 7(b)

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), is made and entered into as of the _________ day of __________, 20__, by and between Yukon Industries, Inc. a Nevis corporation ("Seller") and Xpress Group, Ltd., a Hong Kong limited company located at 24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong ("Purchaser").

W I T N E S S E T H:

WHEREAS, Seller is the owner and holder of shares of common stock ("Common Stock") of Scoop Media, Inc., a Nevada corporation (the "Company");

WHEREAS, Seller proposes to sell to Purchaser 5,500,000 shares of Common Stock (the "Purchased Shares"), on the terms set forth herein;

WHEREAS, the Purchased Shares are represented by Stock Certificate No.    (“Stock Certificate”)

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the proposed purchase and sale of Purchased Shares and to set forth various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto, intending to be legally bound, hereby agrees as follows:

1.

PURCHASE AND SALE; CLOSING

1.1

Purchase and Sale.  In reliance upon the representations and warranties and subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, assign, transfer and deliver to Purchaser, and Purchaser hereby agrees to purchase from Seller, the Purchased Shares at the Closing at the purchase price of $0.01 per Purchased Share (the "Per Share Purchase Price"), representing an aggregate amount of $55,000.00 (the "Purchase Price").

1.2

Closing.  The Closing of the purchase and sale of the Purchased Shares (the "Closing") shall take place on the date hereof (the "Closing Date"), or such other date mutually agreed to by the parties hereto.

2.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller is selling approximately sixty-eight percent of the outstanding common shares of the Company, Seller purchased the Purchased Shares from the most recent officers of the Company, and Seller has insider knowledge of the Company’s operations.  For these reasons, Seller shall make certain representations about Seller and also about the Company.  The Seller hereby makes the following representations and warranties to the Purchaser:

2.1

Authority; Enforceability; Non-Contravention.  Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by Seller hereunder, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by such party pursuant to the provisions hereof.  This Agreement has been authorized and approved by the Company’s Board of Directors.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.  This Agreement and all other documents required to be executed and delivered by Seller have been duly, or will when executed and delivered be duly, executed and delivered by Seller, and constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms.  Neither the execution nor the delivery of this Agreement or any other documents required to be executed and delivered by Seller hereunder or the consummation of the transactions contemplated hereby (i) conflicts with or constitutes any violation or breach of any organizational document of Seller, if Seller is an entity; (ii) constitutes any violation or breach of, or gives any other Person any rights (including any right of acceleration, termination or cancellation) under, any document or agreement to which Seller is a party; (iii) constitutes a violation of any Order or Applicable Law that Seller or Seller's assets are bound by or subject to; or (iv) will result in the creation of any Lien on any of the assets or properties of Seller.  Seller is not suffering under any legal disability which would prevent him, her or it from executing, delivering or performing the obligations hereunder or consummating the transactions contemplated hereby or made such execution, delivery, performance or consummation verbal or subject to necessary ratification, and no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Agreement.

2.2

Purchased Shares. Immediately prior to and at the Closing, Seller shall be the sole and lawful owner of the Purchased Shares.  On the Closing Date, Seller shall hold, and transfer to Purchaser, the Purchased Shares free and clear of all liens, restrictions, covenants or adverse claims of any kind or character.  Seller has full record and beneficial ownership of the Purchased Shares.  There are no written instruments, buy-sell agreements, registration rights or agreements, voting agreements or other agreements, written or oral, by and between or among the Company, Seller or any other Person, imposing any restrictions upon the transfer, prohibiting the transfer of or otherwise pertaining to Purchased Shares or the ownership thereof.

2.3

Compliance With Laws.  To the best of Seller's knowledge, (a) the Company has complied with all Applicable Law and Orders of any Governmental Authority having jurisdiction over it or its operations, including, but not limited to, all rules or regulations regulating, if applicable, the Company's business operations or the offers of the Company's securities, and (b) the Company's Registration Statement on Form S-1 has been declared effective by the Securities and Exchange Commission (the "SEC") and will, if the Purchased Shares are to be transferred in reliance upon the Registration Statement, on the Closing Date, remain in effect to permit the transfer of the Purchased Shares by Seller to Purchaser thereunder.  No additional filings, consents or approvals from any Person or Governmental Authority (including, without limitation, any filings under the securities laws of any country, territory, state or locality) are necessary or required to effect the sale of the Purchased Shares by Seller to Purchaser.  The Purchased Shares shall be issued to Purchaser either pursuant to the Registration Statement or pursuant to Section 4(1) of the Securities Act of 1933, as amended (the "Securities Act"), without any restrictive legend or stop transfer notations or orders.

2.4

Status of Seller.  Seller acquired the Purchased Shares in a transaction exempt from the registration requirements of the Securities Act either (i) pursuant to Section 4(1) of the Securities Act, or (ii) pursuant to Regulation S promulgated under the Securities Act (in which event the Purchased Shares were acquired in an "off-shore transaction," as defined in Rule 902(h) of Regulation S).  Seller is not an "underwriter" (as such term is defined in Section 2(11) of the Securities Act) of any securities of the Company, and Seller is neither an "affiliate" (as defined in Rule 144 promulgated under the Securities Act) of the Company, nor a member of any group of stockholders of the Company that, collectively, would be considered an affiliate of the Company.

2.5

Finder’s Fees.  Seller has not taken any action which would impose any obligation or liability to any person for finder’s fees, agent’s commissions or like payments in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

2.6

Further Representation.  No representation or warranty of Seller contained in this Agreement contains any untrue statement of, or omits to state, a material fact necessary in order to make the statements made herein, in light of the circumstances under which they are made, not misleading.

2.7

Employment Matters.  Seller represents that the Company (i) has no employees; (ii) has not entered into any employment contracts with any person; and (iii) has not created or issued any employee benefits including but not limited to stock options or bonuses.

2.8

Litigation.  Seller represents that there is no criminal, civil, or administrative action, suit, demand, claim, hearing, proceeding, or investigation pending or threatened against the Company or Sellers in their capacity serving the Company; and (ii) that the Company is not currently subject to any judgment, order, writ, injunction, decree or award issued by a Court or governmental entity.

2.9

Contracts; Invoices.  Seller represents that neither the Company nor the Purchaser shall have any further obligation under the following contract: Stock Purchase Agreement with Forgiven Bottling Group executed on April 23, 2013; .  As of the date of this Agreement, the Company has no outstanding invoices, or amounts due, to any person or entity.

2.10

Transition.  Seller represents that since May 31, 2013, the Company has not entered into any material contracts (including employments contracts) and has not engaged in any corporate action or exercise, including but not limited to declaring dividends or distributions or issuing additional stock or stock derivatives.

2.11

No Outstanding Warrants.  Seller represents that upon execution of this Agreement, the Company shall have no issued and outstanding warrants to purchase stock of the Company.  Seller represents that it will not call, or otherwise force an exercise of, outstanding warrants, or issue shares of the Company to fulfill this covenant.

2.12

Officer’s Certificate.  An officer of the Company shall execute an Officer’s Certificate certifying the accuracy and completeness of the representations herein as well as the accuracy and completeness of the Company’s response to the due diligence requests of Purchaser prior to execution.  The form of Certificate is attached, and incorporated herein, as Schedule A.

2.13

No Liabilities.  Prior to executing this Agreement, the Company and/or Seller has cancelled, re-paid or otherwise satisfied all liabilities relating to the Company.  Purchaser shall not be responsible for any liabilities incurred by the Company, Seller, or any agent of the Seller prior to the execution of this Agreement.

2.14

Indemnification.  The representations in this Article II shall survive the Closing.  From and after the Closing, Seller shall indemnify and hold harmless Purchaser , and affiliate, and any assignee and their respective officers and directors from and against any and all demands, claims, actions or causes of actions, assessments, losses, damages, liabilities, costs and expenses, including interest and reasonable attorneys’ fees and expenses, resulting from, or arising out of, of incurred in connection with (i) any failure of any representations or warranty made by Seller to be true and correct or (ii) any non-fulfillment, violation, or breach of any representation made by Seller in this Article II.

3.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that as of the date hereof:

3.1

Authority; Enforceability.  Purchaser has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by such Purchased Shares hereunder, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by Purchaser pursuant to the provisions hereof. This Agreement and all other documents required to be executed and delivered by Purchaser have been duly executed and delivered by Purchaser and constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms.

3.2

Finder’s Fees.  Purchaser has not taken any action which would impose any obligation or liability to any person for finder’s fees, agent’s commissions or like payments in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.3

Further Representation.  No representation or warranty of Purchaser contained in this Agreement contains any untrue statement of, or omits to state, a material fact necessary in order to make the statements made herein, in light of the circumstances under which they are made, not misleading.

4.

DELIVERIES BY THE PARTIES

The parties hereto hereby deliver the following documents.

4.1

Seller Documents.  At the Closing, Seller will deliver or cause to be delivered to Purchaser (a) the Stock Certificates registered in Purchaser's name without any restrictive legend, and transferring to Purchaser good title to the Purchased Shares, free and clear of all liens along with all appropriate and effective stock power and any necessary corporate resolutions; (b) the Officer Certificate as defined in Section 2.12; (c) corporate resolution appointing one Director, nominated by the Purchaser, to the Company’s board of Directors, followed subsequently by the resignation of the current directors and officers of the Company .  The form of these corporate resolutions are attached as Exhibit 1.

4.2

Purchaser Documents.  At the Closing, Purchaser will deliver to Seller the Purchase Price.

5.

CONDITIONS PRECEDENT TO PURCHASERS’ OBLIGATION TO CLOSE

Purchaser's obligation to purchase the Purchased Shares and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

5.1

Confirmation from Transfer Agent.  Purchaser shall have received written confirmation from the Company’s transfer agent stating that such transfer agent has received all documents necessary to register the transfer of all of the Purchased Shares to Purchaser and to reissue one or more stock certificates to Purchaser representing the Purchased Shares in the name of Purchaser, without restrictive legend of any kind.

5.2

Accuracy of Representations.  Each of Seller's representations and warranties in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date.

5.3

Election to Proceed.  Purchaser shall have elected, in its discretion, to consummate the acquisition of the Purchased Shares.

6.

TERMINATION

6.1

Termination. This Agreement may be terminated at any time prior to the Closing Date by the mutual consent of Purchaser and Seller

6.2

Effect of Termination. In the event of the termination of this Agreement and abandonment of the Transactions, this Agreement shall terminate and the parties shall have no liabilities or obligations to each other hereunder; provided that nothing contained herein shall relieve any party of liability for fraud or willful breach of this Agreement.

7.

SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION

7.1

Representations to Survive Closing.  The representations and warranties of Seller and Purchaser contained herein or in any document furnished pursuant hereto shall survive the Closing of the Transaction.  Each party acknowledges and agrees that, except as expressly set forth in this Agreement or any closing document, no party has made (and no party is relying on) any representation or warranties of any nature, express or implied, regarding any or relating to any of the transactions contemplated by this Agreement.

7.2

Indemnification.  Seller hereby agrees to indemnify, defend and hold Purchaser and Purchaser's respective directors, officers, employees, fiduciaries, agents and affiliates, and each other person, if any, who controls such persons, harmless against any claims, actions, suits, proceedings, investigations, losses, expenses, damages, obligations, liabilities, judgments, fines, fees, costs and expenses (including costs and reasonable attorneys’ fees) and amounts paid in settlement of any pending, threatened or completed claim, action, suit, proceeding or investigation (collectively "Loss" or "Losses") which arise or result from or are related to (i) any breach or failure of Seller to perform any of his or her covenants or agreements set forth herein or in any documents delivered at Closing or (ii) the inaccuracy of any representation or warranty made by Seller contained herein or in any documents delivered at Closing.

7.3

Enforcement of Indemnification Rights.

7.3.1

Notification.  Any person or entity seeking enforcement of indemnification rights hereunder shall notify each potentially liable person or entity of (a) any payment made in respect of any liability, obligation or claim to which the foregoing indemnity applies, (b) any Loss which such person or entity may sustain or incur, to which the foregoing indemnity relates, and (c) any claim made or suit filed against such person or entity or this Agreement.  Such notification shall include a specific demand for indemnification and defense if such person or entity wishes to assert his or its indemnification rights hereunder.

7.3.2

Disputes.  If there is any dispute as to the right to indemnification and defense hereunder, the disputing party shall give the other party written notice of such dispute, specifying in detail the basis of the dispute, not later than 20 days after receipt of demand for indemnification.

7.3.3

Time Limit.  If there is no dispute as to the right to indemnification with respect to any such demand within such 20 day period, or upon resolution of any such dispute by the parties or by a court, the person or entity entitled to indemnification shall be promptly paid the amount of such demand, the amount agreed to by the parties or the amount ordered by a court.

7.3.4

Litigation Procedure.  If a party entitled to be indemnified pursuant to this Article 7 notifies the other party of the commencement of an action against it, the party obligated to provide indemnification will be entitled, at his or its own expense, to (a) participate in, and (b) except in the case of a claim that relates to a tax liability, assume the defense of the action.  If the indemnifying party wishes to assume the defense of that action, counsel selected by the indemnifying party shall be reasonably satisfactory to the indemnified party, and the indemnified party shall cooperate in all reasonable respects, at its cost and expense, with the indemnifying party and such counsel in the investigation and defense of such action and any appeal arising therefrom.  After the indemnifying party shall notify the indemnified party of its election to assume the defense of any such action, the indemnifying party will not be liable to the indemnified party under this Article 7 for any legal fees or other expense subsequently incurred by the indemnified party in connection with the defense thereof.  Even if the indemnifying party should assume the defense of any such actions, the indemnified party shall have the right at its expense to participate in the defense thereof.  If the indemnifying party assumes the defense of any such actions, it shall not settle or otherwise compromise any such action without the prior written consent of the indemnified party.  If the indemnifying party should fail or refuse to assume the defense of any such action, the indemnifying party shall jointly and severally reimburse the indemnified party for the fees and expenses of counsel engaged by it to defend that action.

7.4

Remedies Cumulative.  Persons or entities entitled to indemnification hereunder shall be entitled to such indemnification from time to time and shall be entitled to rely upon one or more provisions of this Agreement without waiving its right to rely upon any other provisions at the same time or any other time.

8.

DEFINITIONS

8.1

Definitions. The terms used in this Agreement have the respective meanings specified or referred to in this Article 8:

"Applicable Law" means any federal, state, local, municipal, foreign or other law, statute, legislation, act, constitution, ordinance, code, treaty, rule, regulation or guideline applicable to or against the Company, Seller or Purchaser.

"Close" or "Closing" means the consummation of the Transactions as provided for in Section 1.2.

"Closing Date" means the date on which the Closing shall occur as provided for in Section 1.2.

"Governmental Authority" means any federal, state, local, municipal, foreign or other government or any federal, state or local regulatory authority.

"Order" means any order, judgment, injunction, or ruling issued, made, entered or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator as to which Purchaser or Seller is a party.

"Party" means Purchaser or Seller, as applicable.

"Person" means any individual, corporation, partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Authority.

"Proceeding" means any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding).

"Transaction" means the purchase and sale of the Purchased Shares.

8.2

Defined Terms.  In this Agreement, all definitions shall be equally applicable to both the singular and the plural forms.

9.

MISCELLANEOUS

9.1

Expenses of the Transaction.  Each of Purchaser and Seller agrees to pay its own fees and expenses in connection with this Agreement and the transactions hereby contemplated, except as otherwise provided herein.

9.2

Further Assurances.  Each of Purchaser and Seller agrees that it will, at any time and from time to time after the Closing Date, upon the request of the other party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required from time to time in order to effectuate the provisions and purposes of this Agreement.

9.3

Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (a) when delivered personally or by private courier, (b) when actually delivered by registered United States mail, return receipt requested, or (c) when sent by telecopy (provided, however, that, it is telephonically or electronically confirmed), addressed as follows:

If to Purchaser, to:

____________________________

____________________________

____________________________

Attn:

_____________________

Phone:

_____________________

Fax:

_____________________

If to Seller, to:

____________________________

____________________________

____________________________

____________________________

Phone:

_____________________

Fax:

_____________________

or such other address as such party may indicate by a notice delivered to the other parties hereto in the manner herein provided.

9.4

No Modification Except in Writing. This Agreement shall not be changed, modified, or amended except by a writing signed by the party to be charged and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to which performance is to be rendered.

9.5

Entire Agreement. This Agreement sets forth the entire agreement and understanding, and supersedes all prior agreements and understandings, among the parties as to the subject matter hereof.

9.6

Severability. If any provision of this Agreement or the application of any provision hereof to any person or in any circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

9.7

Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties. Any purported assignment contrary to the terms of this Agreement shall be void.

9.8

Publicity; Announcements. Except to the extent required by law, prior to the Closing Date, all publicity related to the transactions contemplated hereby shall be subject to the mutual approval of Purchaser and Seller, provided, Purchaser and Seller, shall be entitled to disclose the transactions contemplated hereby without the prior approval of the other, but with prior notice to the other, to the extent reasonably necessary for Purchaser and Seller, to comply with applicable securities laws.

9.9

Choice of Law. Jurisdiction.   This Agreement shall be deemed to have been made in, and shall be construed in accordance with the laws of the State of Nevada, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of Nevada applicable to contracts entered into and performed entirely therein.  All parties hereby submit to the exclusive jurisdiction of the federal courts in the State of Nevada.

9.10

Captions; Construction. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof. All uses of the term "including" shall be construed as descriptive and not a limitation of the item described. All words used herein shall be construed to be of such gender as the circumstances require.

9.11.

Attorney’s Fees.  All Parties shall be responsible for any attorney’s fees and related legal expenses incurred in preparing this Agreement.  If either party shall commence an action or proceeding to enforce any provisions of the Agreement or documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

PURCHASER:

___________________________________________

Printed Name:

____________________________

SELLER:

___________________________________________

Printed Name:

____________________________

SCHEDULE A

FORM OF OFFICER’S CERTIFICATE

Scoop Media, Inc.

2187 Preville St.

Lasalle, QC, Canada H8N1N4

________________________________________________________________________________________________

Secretary’s Certificate

I, Awais Khan, am the Secretary of Scoop Media, Inc., a Nevada corporation (the “Company”) and have served in this capacity since April 28, 2011.  On or about September 27, 2013, the majority shareholders of the Company, Richard Lee and myself, Awais Khan, executed a Share Purchase Agreement with the result that Xpress Group Ltd owned our common shares in the Company.  In my capacity as Secretary of the Company, I make the following representations:

1.

The Company provided complete and accurate records and information to Xpress Group in response to Xpress Group’s due diligence requests for information prior to execution of the Share Purchase Agreement.

2.

The Company has not made any tax filings under any state and federal law and the Company.

3.

The Company is not a party to any litigation and there is no threatened or pending litigation.

_______________________

______________________________________

Date

Awais Khan

Secretary

Exhibit 1

FORM OF CORPORATE RESOLUTIONS

September 27, 2013

Scoop Media, Inc.

2187 Preville St.

Lasalle, QC, Canada H8N1N4

Gentlemen:

This letter confirms that I hereby resign from the Board of Directors of Scoop Media, Inc.  (the “Company”) and from all offices that I hold effective immediately.  My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Awais Khan

WRITTEN CONSENT OF THE BOARD OF DIRECTORS

OF

SCOOP MEDIA, INC.

The undersigned, being the sole member of the Board of Directors of Scoop Media, Inc., a Nevada corporation (the "Company") does hereby consent to the resolutions set forth below which shall be deemed to have been adopted to the same extent and to have the same force and effect as if adopted at a formal meeting of the Company's Board of Directors at a meeting duly called and held for purposes of acting upon proposals to adopt such resolutions.

WHEREAS, the Board of Directors deems it advisable and in the Company’s best interests to increase the size of the Board of Directors to a total of three members and to appoint one person to fill the vacancy created by such increase with an individual who will assist the Company in expanding its business and make contributions to its strategic direction.

NOW, THEREFORE, BE IT RESOLVED, that the number of directors constituting the entire Board of Directors of the Company be and the same is hereby increased to three; and be it

FURTHER RESOLVED, that Conn Flanigan be and hereby is appointed to serve on the Company’s Board of Directors, to serve as such until the next annual meeting of shareholders of the Company and until his successor is duly elected and qualified; and be it

FURTHER RESOLVED, that Conn Flanigan be and hereby is appointed to serve as the Company’s Chief Executive Officer and Chief Financial Officer, to serve as such until his successor is duly elected and qualified; and be it

FURTHER RESOLVED, that the proper officers of the Company be, and each of them hereby is, in accordance with the foregoing resolutions, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and deliver, or cause to be prepared, executed and delivered, any and all agreements, amendments, certificates, reports, applications, notices, instruments, schedules, statements, consents, letters or other documents and information and to do or cause to be done any and all such other acts and things as, in the opinion of any such officer, may be necessary, appropriate or desirable in order to enable the Company fully and promptly to carry out the purposes and intent of the foregoing resolutions, to make any filings pursuant to federal, state and foreign laws, and to take all other actions that he or she deems necessary, appropriate or advisable in order to comply with the applicable laws and regulations of any jurisdiction (domestic or foreign), or otherwise to effectuate and carry out the purposes of the foregoing resolutions and to permit the transactions contemplated thereby to be lawfully consummated, and any such action taken or any agreements, amendments, certificates, reports, applications, notices, instruments, schedules, statements, consents, letters or other documents and information executed and delivered by them or any of them in connection with any such action shall be conclusive evidence of their or his authority to take, execute and deliver the same; and it is further

FURTHER RESOLVED, that all actions previously taken by any officer, director, representative or agent of the Company, in the name or on behalf of the Company or any of its affiliates in connection with the transactions contemplated by the foregoing resolutions be, and each of the same hereby is, adopted, ratified, confirmed and approved in all respects as the act and deed of the Company; and it is further

FURTHER RESOLVED, that the Board hereby adopts, as if expressly set forth herein, the form of any and all resolutions required by any authority to be filed in connection with any applications, reports, filings, consents to service of process, powers of attorney, covenants and other papers, instruments and documents relating to the matters contemplated by the foregoing resolutions if (i) in the opinion of a proper officer of the Company executing the same, the adoption of such resolutions is necessary or advisable, and (ii) the secretary or an assistant secretary of the Company evidences such adoption by inserting with the minutes of the meeting at which these resolutions were adopted copies of such resolutions, which will thereupon be deemed to be adopted by the Board with the same force and effect as if originally set forth herein.

Dated:

September 27, 2013

_____________________________

Awais Khan, Director

_____________________________

Richard Lee, Director

CERTIFICATE OF SECRETARY

SCOOP MEDIA, INC.

The undersigned, Awais Khan, Secretary of SCOOP MEDIA, INC., a Colorado corporation (the “Company”), does hereby certify as follows on behalf of the Company that the Written Consent of the Board of Directors with an effective date of September 27, 2013 as set forth above (the “Written Consent”) is a true and correct copy of the Written Consent adopted by the Board of Directors of the Company.  The Written Consent has not been amended, modified or rescinded, and remains in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this ____ day of September, 2013.

SCOOP MEDIA, INC.

_______________________________

Awais Khan, Secretary